Exhibit 23.5

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated December 15, 2011, with respect to the consolidated financial statements of Cornejo & Sons, Inc. and Subsidiaries included in the Registration Statement (Form S-4) and related Prospectus for the registration of $250 million aggregate principal amount of 10.5% Senior Notes due 2020.

/s/ Allen, Gibbs & Houlik, L.C.

May 2, 2013